November 10, 2009

VIA U.S. MAIL AND FAX (610)727-6901

Mr. R. Kirk Morgan
Chief Financial Officer
Internet Capital Group, Inc.
690 Lee Road, Suite 310
Wayne, PA 19087

      Re: **Internet Capital Group, Inc**
               Form 10-KSB for the year ended December 31, 2008
               Definitive Proxy Statement on Schedule 14A filed April 29, 2009
               File No. 001-16249

Dear Mr. Morgan:

We have completed our review of the above-referenced filings and have no further comments at this time.

               Sincerely,

               Kevin Woody
               Accounting Branch Chief